UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41576

ECARX Holdings Inc.
(Translation of registrant’s name into English)

ECARX office, 2nd Floor South, International House
1 St. Katharine’s Way
London E1W 1UN
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       Form 40-F

164828.01C-BEISR01A - MSW

ECARX to Establish a Joint Venture with smart

ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, through its subsidiary, has entered into a shareholders’ agreement dated November 16, 2023 with smart Automobile Co., Ltd. (“smart”), a subsidiary of smart mobility Pte. Ltd, to establish a China-based joint venture for the development of automotive operating system software, in which the Company and smart will beneficially own 49% and 51% of the equity interest in the joint venture, respectively. Subject to the satisfaction of certain conditions precedent, including antitrust clearance and other regulatory requirements, the Company will subscribe for its 49% of the equity interest in the joint venture for a subscription price of RMB 49 million.

164828.01C-BEISR01A - MSW

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Jing (Phil) Zhou
Name	:	Jing (Phil) Zhou
Title	:	Chief Financial Officer

Date: November 17, 2023

164828.01C-BEISR01A - MSW